January 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Geoff Kruczek
Jay Ingram, Legal Branch Chief

Re:	Eos Energy Enterprises, Inc.
Registration Statement on Form S-1
Filed December 10, 2020
File No. 333-251243

Ladies and Gentlemen:

On behalf of our client, Eos Energy Enterprises, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement (the “Registration Statement”), contained in the Staff’s letter dated December 16, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its first amended registration statement on Form S-1 (the “First Amended Registration Statement”), which reflects the Company’s certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-1 filed December 10, 2020

General

1.	It appears you are registering the primary issuance of 325,000 shares of common stock that are issuable upon the exercise of a warrant issued to the Sponsor. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

Response: The Company acknowledges the Staff’s comment and informs the Staff that the warrant to purchase 325,000 shares of common stock referenced in the Comment Letter (the “Sponsor Warrant”) was a constituent part of the private placement units issued to the Sponsor simultaneously with the closing of the Company’s initial public offering on May 22, 2020. The Sponsor Warrant separated from the private placement units upon the consummation of the business combination on November 16, 2020.

The exercise provisions of the Sponsor Warrant are set forth in that certain Warrant Agreement dated as of May 19, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (previously filed as Exhibit 4.1 to that certain Form 8-K, File No. 001-39291, filed on May 22, 2020), which stipulates that the Sponsor Warrant is exercisable only during the period commencing on the later of (i) the date that is thirty (30) days after the completion of the business combination, or (ii) the date that is twelve (12) months from the date of the closing of the Company’s initial public offering, and terminating on the earlier to occur of (x) at 5:00 p.m., New York City time on the date that is five (5) years after the completion of the business combination, or (y) the liquidation of the Company.

In addition, the Sponsor Warrant may not be exercised unless (i) a registration statement under the Securities Act with respect to the shares of common stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, and (ii) unless the common stock issuable upon the Sponsor Warrant’s exercise has been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the registered holder of the Sponsor Warrant.

Because the Company’s initial public offering consummated on May 22, 2020, the earliest the Sponsor Warrant is exercisable is May 22, 2021, one year following its initial issuance. Therefore, the Sponsor Warrant was not immediately exercisable when issued privately.

The Company also notes that the penultimate paragraph on page 16 of the Registration Statement incorrectly stated the “warrants will become exercisable thirty (30) days following the Closing”. The Company corrected this scrivener’s error to reflect the correct exercise terms set forth above.

If you have any additional comments or questions, please feel free to contact Anthony Saur at (212) 735-8834.

Sincerely,

/s/ Anthony M. Saur
Anthony M. Saur

cc:	Joe Mastrangelo, Chief Executive Officer, Eos Energy Enterprises, Inc.

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